Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics receives funding from the Government of Canada for development of cancer therapy IL-17E

TORONTO, CANADA, August 29, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) has awarded funding to Lorus to support development of IL-17E for cancer therapy.

The $50,000 non-repayable contribution from NRC-IRAP will be used for a pilot development project to manufacture IL-17E, which will be carried out by researchers at the National Research Council who have extensive experience in the development, recovery and purification of recombinant proteins and peptides produced by different expression systems. The NRC-IRAP support will allow Lorus to access state-of-the art knowledge and capabilities combined with the required technical equipment. The project is intended to provide technical manufacturing development and pilot scale production for IND-enabling studies in support of larger scale production of IL-17E for cancer clinical trials.

“We’re very pleased to receive this financial contribution from the NRC Industrial Research Assistance Program for IL-17E,” said Aiping Young, Lorus’ President and CEO. “IL-17E has shown exceptional anti-cancer activity in a broad range of cancer types in preclinical studies and we believe that NRC-IRAP support, both in providing technical and business advisory services as well as funding, further verifies the merits of this development program. This support will expedite the development of initial manufacturing protocols for our development program and move us closer to initiating the studies needed to support first-in-man clinical trials with this exciting therapy.”

About IL-17E

IL-17E (also known as IL-25) is a recently identified cytokine that plays an important role in inflammation. Lorus has discovered that human IL-17E has potent anticancer properties against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models with very low toxicity. IL-17E is highly potent and does not require further modification or optimization before proceeding to the formal IND-enabling preclinical studies planned to support advancing to a Phase I clinical trial. Lorus has selected pancreatic cancer and malignant melanoma as the initial lead cancer indications for this agent. An estimated 43,920 new cases of pancreatic cancer will be diagnosed in the US this year and 37,390 Americans will succumb to the disease, making it the fourth most common cause of cancer deaths in the US. Pancreatic cancer is a difficult-to-treat tumor type with an overall five year survival rate of 4%, the lowest for any cancer. Melanoma is the fifth most common cancer in the US with an estimated 76,250 new cases expected to being diagnosed this year. Approximately 9,180 Americans are expected to die from malignant melanoma in 2012.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund future research, our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Christine Stewart, 416-644-2020; cstewart@renmarkfinancial.com